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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

FARGO ELECTRONICS, INC.
(Name of Issuer)

COMMON STOCK
$.01 PAR VALUE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number)

Edward L. Kaplan
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061
(847) 634-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: / /

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30744P 10 2

(1)	Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person
ZEBRA TECHNOLOGIES CORPORATION 36-6966580

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds			OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)			/ /

(6) Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power	585,000(1)

		(8)	Shared Voting Power	5,585,036(2)

		(9)	Sole Dispositive Power	585,000(1)

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,170,036(1)(2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			/ /

(13)	Percent of Class Represented by Amount in Row (11)			51.0%

(14)	Type of Reporting Person			CO

(1)
From November 15, 2000 to November 28, 2000, Zebra acquired 585,000 shares of Fargo common stock in open market purchases.

(2)
5,585,036 shares of Fargo Electronics, Inc. ("Fargo") common stock are subject to Stockholder Agreements, dated as of July 31, 2001, by and between Zebra Technologies Corporation ("Zebra") and each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (as discussed in Items 3 and 4 below). Included in this total are 331,686 shares issuable upon exercise of options that are vested or will vest within 60 days or upon a change in control of Fargo. Zebra expressly disclaims beneficial ownership of any of the shares of Fargo common stock covered by the Stockholder Agreements.

    Zebra Technologies Corporation, a Delaware corporation ("Zebra"), hereby amends and supplements its statement on Schedule 13D originally filed on August 3, 2001 (as so amended and supplemented, the "Schedule 13D"), with respect to the common stock, par value $0.01 per share ("Fargo Common Stock"), of Fargo Electronics, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Fargo"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end of Sections (a) and (b):

    "On August 30, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 1 to the Acquisition Agreement ("Amendment No. 1") pursuant to which the amount of the termination fee Fargo may be required to pay Zebra under certain circumstances was reduced from $5.6 million to $4.1 million. A copy of Amendment No. 1 is filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 6 of the Schedule 13D is hereby amended by adding ", Amendment No. 1" immediately following "Acquisition Agreement" in the only sentence under Item 6.

Item 7. Materials to be Filed as Exhibits.

    Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

  4.
  Amendment No. 1, dated as of August 30, 2001, to the Acquisition Agreement by and among Fargo Electronics, Inc., Zebra Technologies Corporation and Rushmore Acquisition Corp.

SIGNATURE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2001

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ EDWARD L. KAPLAN Name: Edward L. Kaplan Title: Chief Executive Officer

Exhibit Index

Exhibit Number	Description
1	Acquisition Agreement, dated as of July 31, 2001, by and among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.
2
Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra Technologies Corporation and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
3	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra Technologies Corporation and each of the executive officers and directors of Fargo Electronics, Inc.
4*	Amendment No. 1, dated as of August 30, 2001, to the Acquisition Agreement by and among Fargo Electronics, Inc., Zebra Technologies Corporation and Rushmore Acquisition Corp.

    *Filed herewith; all others previously filed.

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  Item 4. Purpose of Transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE
Exhibit Index